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18007233

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
MAY 3 0 2018
Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 18248 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TimeCapital Securities Corp

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Roosevelt Avenue
(No. and Street)

| PORT JEFFERSON STATION | New York | 11776 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 631-331-1400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BMKR LLP
(Name – *if individual, state last, first, middle name*)

| 1200 Veterans Memorial Hwy Suite 350 | Hauppauge | NY | 11788 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BW

# OATH OR AFFIRMATION

I, Alexander Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corp, as of March, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2018

X
Signature

VP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

**BMKR, LLP**
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272

Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseph Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors
of Time Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompany balance sheets of Time Capital Securities Corporation (the "Company") as of March 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows of the year in the period ended March 31, 2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and the results of its operations and its cash flows for the year in the period ended March 31, 2018, in conformity with principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is the express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinions.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BMKR LLP

BMKR

We have served as the Company's auditor since 2016
Hauppauge, NY
May 29, 2018

**TIMECAPITAL SECURITIES CORPORATION**
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 131,244 |
| Deposits with clearing broker | | 50,000 |
| Receivables from Broker Dealers and Clearing Organizations | | 10,337 |
| Other receivables | | 304 |
| Prepaid expenses | | 10,185 |
| Intangible asset, net | | 352 |
| Property, equipment and leasehold improvements, net | | 61,376 |
| | $ | 263,798 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Accounts payable and accrued expenses | $ | 33,183 |
| | | |
| **COMMITMENTS AND CONTINGENCY** | | |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, no par value, 200 shares authorized, 150 shares issued and outstanding | | 40,000 |
| Additional paid-in capital | | 397,487 |
| Accumulated deficit | | (156,872) |
| Less Capital Stock in treasury | | (50,000) |
| | | 230,615 |
| | $ | 263,798 |

See accompanying notes to financial statements

# TIMECAPITAL SECURITIES CORPORATION
## STATEMENT OF OPERATIONS
For the Year Ended March 31, 2018

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | | $ 109,105 |
| Agency Fees | | 832,235 |
| Operating expense reimbursement | | 516,920 |
| Other income | | 3,408 |
| | Total Revenues | 1,461,668 |
| **Expenses:** | | |
| Commissions | | 437,113 |
| Management fees | | 238,273 |
| Clearing and execution | | 43,300 |
| Employee compensation, related payroll taxes, and benefits | | 447,465 |
| Auto | | 10,743 |
| Rent | | 37,920 |
| Telephone | | 9,938 |
| Office supplies | | 19,708 |
| Professional fees | | 56,112 |
| Insurance | | 60,557 |
| Licenses and permits | | 9,817 |
| Utilities | | 13,203 |
| Postage, delivery and e-mail | | 12,272 |
| Dues and subscriptions | | 13,252 |
| Equipment rental | | 11,776 |
| Travel, meals and entertainment | | 10,564 |
| Other operating expenses | | 27,586 |
| | Total Expenses | 1,459,599 |
| Gain Before Provision for Income Taxes | | 2,069 |
| Provision for Income Taxes | | 2,388 |
| Net Loss | | (319) |

See accompanying notes to financial statements

**TIMECAPITAL SECURITIES CORPORATION**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2018

| | | Common Stock | Additional Paid-In Capital | Treasury Stock | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|
| Balances - March 31, 2017 | $ | 40,000 | 397,487 | - | (156,553) | 280,934 |
| Treasury Stock | | | | (50,000) | | (50,000) |
| Net Loss | | | | | (319) | (319) |
| Balances- March 31, 2018 | $ | 40,000 | 397,487 | (50,000) | (156,872) | 230,615 |

See accompanying notes to financial statements

**TIMECAPITAL SECURITIES CORPORATION**

STATEMENT OF CASH FLOWS

For the Year Ended March 31, 2018

| | | |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Loss | $ | (319) |
| Adjustments to reconcile net loss to net cash | | |
| Used in operating activities: | | |
| Depreciation and amortization | | 4,849 |
| (Increase) Decrease in assets: | | |
| Receivables from broker dealers and clearing organizations | | (1,342) |
| Other receivables | | 37,859 |
| Prepaid expenses | | 20,731 |
| Decrease in liabilities | | |
| Accounts payable and accrued expenses | | (39,920) |
| **Net Cash Provided by Operating Activities** | | 21,858 |
| **Cash Flows from Investing Activites** | | |
| Purchase of property and equipment | | (1,377) |
| Net Cash Provided by Investing Activities | | (1,377) |
| **Cash Flows from Financing Activities** | | |
| Purchase of Treasury Stock | | (50,000) |
| Net Cash Provided by Financing Activities | | (50,000) |
| Net Decrease in Cash and Cash Equivalents | | (29,519) |
| **Cash and Cash Equivalents at Beginning of Year** | | 160,763 |
| Cash and Cash Equivalents at End of Year | $ | 131,244 |
| **Supplemental Disclosure of Cash Flows Information:** | | |
| Cash Paid During the Year for: | | |
| Income Taxes | $ | 2,388 |

See accompanying notes to financial statements

**TIMECAPITAL SECURITIES CORPORATION**

NOTES TO FINANCIAL STATEMENTS

March 31, 2018

**Note 1 -Nature of Business**

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

**Note 2 -Summary of Significant Accounting Policies**

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date.

Agency Fees

Agency fee income is recorded when earned and related expenses are recorded when incurred.

Cash and Cash Equivalents

The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist solely of money market funds.

Receivables

Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2018, no receivables were considered uncollectible.

Property. Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

**Note 2 - Summary of Significant Accounting Policies**

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2018.

**Income Taxes**

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The U.S. federal and state income tax returns prior to 2015 are closed and management continually evaluates statues of limitations, audits, proposed settlements, changes in law and authoritative rulings.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company accounts for the effect of any uncertain tax positions based on a "more- likely- than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position, or positions, are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. If applicable the company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the related tax liability. There were no payments for interest and or penalties for the year ended March 31, 2018.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent Events**

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements.

## Note 3 -Deposits with Clearing Broker

The Company conducts business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to this agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $50,000.

## Note 4 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

| | |
|---|---|
| Computers | $ 37,851 |
| Furniture and fixtures | 13,146 |
| Leasehold improvements | 93,633 |
| Subtotal | 144,630 |
| Less: accumulated depreciation | 83,254 |
| Net Assets | $ 61,376 |

**Note 5 - Intangible Asset**

Intangible asset is summarized as follows:

| | | |
|---|---|---|
| Trademark | $ | 1,123 |
| Less: accumulated amortization | | 771 |
| Net Intangible Asset | $ | 352 |

Amortization expense for the year ended March 31, 2018 was approximately $75. The expected future amortization expense for the intangible asset as of March 31, 2018 will be approximately $75 in each of the next four years and approximately $52 in the year thereafter.

**Note 6 - Related Party Transactions**

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of approximately $516,920 for the year ended March 31, 2018.

The Company pays a placement agent fee to its stockholders through a fee arrangement with an outside partnership. Total expense for the year ended March 31, 2018 was approximately $238,273.

**Note 7 - Commitments and Contingency**

Operating Leases

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2018 was approximately $37,920. The Company also entered into a lease agreement for office equipment, expiring in March 2023.

Future minimum commitments under the aforementioned lease agreement are as follows:

| | | |
|---|---|---|
| Year ending March 31, 2019 | $ | 7,821 |
| Year ending March 31, 2020 | | 7,821 |
| Year ending March 31, 2021 | | 7,821 |
| Year ending March 31, 2022 | | 7,821 |
| Year ending March 31, 2023 | | 7,821 |
| | | 39,105 |

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2018, are not reasonably assured of being exercised.

**Note 8- 401(k) Profit Sharing Plan**

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

**Note 9 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2018, the Company has net capital of $158,398 which is $153,398 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $33,183 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 0.21 to 1 as of March 31, 2018.

**Note 10- Concentrations of Credit Risk**

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

**Note 11 – Income Taxes**

The provision for income taxes is summarized as follows:

| | | |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | 0 |
| State | | 2,388 |
| Total provision for income taxes | $ | 2,388 |

At March 31, 2018, the Company had federal and state net operating loss carry-forwards of approximately $12,610 that can be deducted against future taxable income that expire in 2035. The amount and availability of any net operating loss carry-forwards will be subject to limitations set forth in the Internal Revenue Code.

The deferred tax asset associated with this net operating loss has been fully eliminated by a corresponding tax allowance.

**Note 12 – Treasury Stock**

The company has agreed to purchase the stock from two of its shareholders for $750,000 over an undeterminable amount of years. The purchase price may be adjusted based on certain events that are not presently determinable and on levels of cash flow.

The Company purchased back 6.66 shares from stockholders of TimeCapital Securities Corp, during the year ended March 31, 2018, at a price of $7,500 per share as follows:

| | |
|---|---|
| Richard G Rohman | 3.33 shares |
| Jeffrey P Harriton | 3.33 shares |